As filed with the Securities and Exchange Commission on July 31, 2008                                  Registration No.
____________________________________________________________________________________________________________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
                                __________________________

Form S-8
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
                                __________________________

State Bancorp, Inc
(Exact name of registrant as specified in its charter)

New York (State or other jurisdiction of incorporation or organization)	11-2846511 (I.R.S. Employer Identification No.)
Two Jericho Plaza Jericho, New York 11753 (516) 465-2300 (Address, including Zip Code, of principal executive offices)

                                __________________________
Amended and Restated Employment Agreement dated as of December 10, 2007 between
State Bancorp, Inc., State Bank of Long Island and
Thomas M. O’Brien
(Full title of the Plan)
                                __________________________

Patricia M. Schaubeck, Esq. General Counsel State Bancorp, Inc. Two Jericho Plaza Jericho, New York 11753 (516) 465-2300	Copy to: W. Edward Bright, Esq. Thacher Proffitt & Wood LLP Two World Financial Center New York, New York 10281 (212) 912-7400
 (Name and address, including Zip Code, telephone number and area code, of agent for service)

____________________________________________________________________________________________________________

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

(Check one):

Large accelerated filer [ ]                   Accelerated filer [X]                       Non-accelerated filer [ ]                     Smaller reporting company [ ]

                                __________________________

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, par value $5.00	83,612 shares (1)	$13.33 (2)	$1,114,547.96 (2)	$43.80
Common Stock, par value $5.00	164,745 shares (3)	$17.84 (4)	$2,939,050.80 (4)	$116.00

(1)   Represents the number of shares of common stock of the Company granted pursuant to the Amended and Restated Employment Agreement dated as of December 10, 2007 between State Bancorp, Inc., State Bank of Long Island and Thomas M. O’Brien (the “Employment Agreement”).
(2)   Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 of the Securities Act of 1933, based upon $13.33, the average of the daily high and low sales prices of common stock of State Bancorp, Inc. on the NASDAQ Global Market at the close of trading as of July 29, 2008.
(3)  Represents the number of shares of common stock of the Company issuable upon the exercise of options granted pursuant to the Employment Agreement.
(4)Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 of the Securities Act of 1933, pursuant to which 164,745 shares subject to outstanding options are deemed to be offered at $17.84 per share, the price at which such options may be exercised.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

The document(s) containing the information specified in Part I of Form S-8 will be sent or given to the employees who received these awards as specified by Rule 428(b)(1) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”). Such documents need not be filed with the Commission either as part of this Registration Statement or as prospectuses or prospectus supplements pursuant to Securities Act Rule 424 in accordance with the Note to Part I of Form S-8. These documents, and the documents incorporated by reference in this Registration Statement pursuant to Item 3 of Form S-8, taken together, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act.

REOFFER PROSPECTUS

The material which follows constitutes a prospectus prepared in accordance with the applicable requirements of Part I of Form S-3 and General Instruction C to Form S-8, to be used in connection with reoffers and resales of securities acquired under the Amended and Restated Employment Agreement dated as of December 10, 2007 between State Bancorp, Inc. (the “Company”), State Bank of Long Island (the “Bank”) and Thomas M. O’Brien (the “Employment Agreement”).

PROSPECTUS

STATE BANCORP, INC.
______________________

248,357 Shares of Common Stock

This is a public offering of 248,357 shares of our common stock.  All shares are being offered by Mr. Thomas M. O’Brien, who received shares of our common stock in connection with the Amended and Restated Employment Agreement that was made and entered into as of December 10, 2007 (the “Employment Agreement”).  Pursuant to this Employment Agreement, we issued 83,612 shares of our common stock and options on 164,745 shares of our common stock to Mr. Thomas M. O’Brien, who is an accredited investor.  We will not receive any of the proceeds from the sales of shares by the selling shareholder.

State Bancorp, Inc. common stock is listed and trades on the NASDAQ Global Market under the trading symbol “STBC.”  On July 29, 2008, the closing sale price of State Bancorp common stock on the NASDAQ Global Market was $13.61 per share.

Our principal executive offices are located at Two Jericho Plaza, Jericho, New York 11753, and our telephone number is (516) 465-2300.

An investment in these securities involves risks.  See “Risk Factors” beginning on page 10 for factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The securities offered are not savings accounts or deposits and are not insured by the Federal Deposit Insurance Corporation.

The date of this prospectus is July 31, 2008.

This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Table of Contents

Prospectus

Page

Available Information	5
Incorporation of Certain Documents by Reference	5
Prospectus Summary	6
Summary Consolidated Financial Data	11
Cautionary Statement for Purposes of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995	13
Risk Factors	14
Use of Proceeds	20
Selling Shareholder	20
Plan of Distribution	22
Legal Matters	24
Experts	24
Incorporation of Documents by Reference	25
Description of Securities	25
Interests of Named Experts and Counsel	25
Indemnification of Directors and Officers	25
Exemption from Registration Claimed	26
Exhibits	26
Undertakings	27

AVAILABLE INFORMATION

We have filed with the Commission a registration statement for the securities on Form S-3 under the Securities Act of 1933, as amended (“Securities Act”).  This prospectus, which forms part of the registration statement, does not contain all the information contained in the registration statement.  You may inspect and copy the registration statement at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549 upon payment of certain prescribed fees.  You may obtain information on the operation of the Commission’s public reference facilities by calling the Commission at 1-800-SEC-0330.  You may also access the registration statement electronically through the Commission’s Electronic Data Gathering, Analysis and Retrieval, or EDGAR, system at the Commission’s website located at http://www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We are “incorporating by reference” into this prospectus certain information we filed with the Commission, which means that we are disclosing important information to you by referring you to other documents that we filed separately with the Commission.  The information incorporated by reference is deemed to be part of this prospectus.  We incorporate by reference the documents listed below and any future filings we make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (“Exchange Act”), as amended, after the date of this prospectus and prior to the termination of the offering covered by this prospectus:

•	our Annual Report on Form 10-K for the year ended December 31, 2007 filed with the Commission on March 17, 2008 (File No. 001-14783);

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 filed with the Commission on May 12, 2008 (File No. 001-14783);

•
our Current Reports on Form 8-K dated January 30, 2008, January 31, 2008, March 12, 2008, March 26, 2008, April 10, 2008, April 30, 2008, May 2, 2008, June 3, 2008, June 18, 2008 and July 30, 2008 (excluding, in each case, information or documents furnished but not filed therewith) (File No. 001-14783); and

•	the description of our capital stock contained in our Registration Statement on Form 8-A filed with the Commission on January 26, 1999 (File No. 001-14783).

On the written or oral request of each person, including any beneficial owner, to whom a copy of this prospectus is delivered, we will provide, without charge, a copy of any or all of the documents incorporated in this prospectus or in any related prospectus supplement by reference, except the exhibits to those documents, unless the exhibits are specifically incorporated by reference.

Written requests for copies should be directed to State Bancorp, Inc., Two Jericho Plaza, Jericho, New York 11753, Attention: Brian K. Finneran. Telephone requests for copies should be directed to (516) 465-2300.

PROSPECTUS SUMMARY

To fully understand this offering and its consequences to you, you should read the following summary along with the more detailed information and our consolidated financial statements and the notes to those statements incorporated by reference into this prospectus.  In this prospectus, the words “we,” “us,” “our” and similar terms refer to State Bancorp, Inc. and its subsidiary, State Bank of Long Island, on a consolidated basis, unless the context provides otherwise.

Overview

State Bancorp, Inc. (“State Bancorp” or the “Company”), a one-bank holding company headquartered in Jericho, New York, was formed in 1986.  The Company operates as the parent for its wholly owned subsidiary, State Bank of Long Island, a New York State chartered commercial bank founded in 1966 (the “Bank”), and its subsidiaries, and the Company’s unconsolidated wholly owned subsidiaries, State Bancorp Capital Trust I and II (collectively called the “Trusts”), entities formed in 2002 and 2003, respectively, to issue trust preferred securities.  The Bank conducts a general banking business focused on the small to mid-sized business, municipal and consumer markets in Long Island and New York City. The Bank, emphasizing high-quality personal service, has grown to be the largest independent commercial bank headquartered on Long Island.  The income of the Company is derived through the operations of the Bank and its subsidiaries, SB Portfolio Management Corp. (“SB Portfolio”), SB Financial Services Corp. (“SB Financial”) and New Hyde Park Leasing Corp. and its subsidiaries, P.W.B. Realty, L.L.C. (“PWB”) and State Title Agency, LLC, and SB ORE Corp.  On June 2, 2008, the Bank completed the sale of substantially all of the assets of its leasing subsidiary, SB Equipment Leasing Corp. (f/k/a Studebaker-Worthington Leasing Corp.) (“SB Equipment”).  Subsequent to the sale, SB Equipment no longer contributes to the income of the Company.

The Bank serves its customer base through sixteen full-service branches and a corporate banking branch.  In February 2008, the Bank opened a corporate banking branch in Manhattan. Of the Bank’s full-service branch locations, eight are in Nassau County, five are in Suffolk and three are in Queens County. The Bank offers a full range of banking services to individuals, corporations, municipalities, and small to medium–sized businesses.  Retail and commercial products include checking accounts, NOW accounts, money market accounts, savings accounts, certificates of deposit, individual retirement accounts, commercial loans, construction loans, home equity loans, commercial mortgage loans, consumer loans, small business lines of credit, equipment leases, cash management services and telephone and online banking.  In addition, the Bank also provides safe deposit services, merchant credit card services, access to annuity products and mutual funds, residential loans, a consumer debit card with membership in a national ATM network, and a wide range of wealth management and financial planning services.  The Company’s loan and lease portfolio is concentrated in commercial and industrial loans and commercial mortgages.  The Bank does not engage in subprime lending and does not offer payment option ARMs or negative amortization loan products.

SB Portfolio and SB Financial are each wholly owned subsidiaries of the Bank. SB Portfolio provides investment management services to the Bank while SB Financial provides balance sheet management services such as interest rate risk modeling, asset/liability management reporting and general advisory services to the Bank.

At March 31, 2008, the Company, on a consolidated basis, had total assets of approximately $1.6 billion, total deposits of approximately $1.3 billion, and stockholders’ equity of approximately $116 million.  Unless the context otherwise requires, references herein to the Company include the Company and its subsidiaries on a consolidated basis and references to the Bank include the Bank and its subsidiaries on a consolidated basis.

Neither the Company nor any of its direct or indirect subsidiaries is dependent upon a single customer or very few customers.  No material amount of deposits is obtained from a single depositor. The Bank does not rely on foreign sources of funds or income and the Bank does not have any foreign commitments, with the exception of letters of credit issued on behalf of several of its domestic customers.

The Company expects that compliance with provisions regulating environmental controls will have no material effect upon the capital, expenditures, earnings or competitive position of the Company.  The Company operates in the banking industry and management considers the Company to be aggregated in one reportable operating segment.  The Bank has not experienced any material seasonal fluctuations in its business.  The Company has not had material expenditures for research and development.  The Company employed 329 full-time and part-time officers and employees as of March 31, 2008.

The Company’s Internet address is www.statebankofli.com.  The Company makes available on its website, free of charge, its periodic and current reports, proxy and information statements and other information we file with the Commission and amendments thereto as soon as reasonably practicable after the Company files such material with, or furnishes such material to, the Commission, as applicable.  Unless specifically incorporated by reference, the information on our website is not part of this registration statement.  Such reports are also available on the Commission’s website at www.sec.gov, or at the Commission’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, DC, 20549.  Information may be obtained on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330.

Market Area

The Company considers its business to be highly competitive in its market areas. The Company’s core niche of small business, middle market commercial and industrial and municipal customers is highly sought after by an ever expanding array of competitors entering the marketplace through de novo branching, acquisitions and strategic alliances.  Although the Bank is considerably smaller in size than many of these institutions operating in its market areas, it has demonstrated the ability to compete effectively with them.  During the second half of 2007 and the first quarter of 2008, we faced a greater intensity of competition from other financial institutions that have attempted to sustain their liquidity by offering retail deposits with above-market rates.

The New York metropolitan area has a high density of financial institutions, a number of which are significantly larger and have greater financial resources than we have.  Additionally, over the past several years, various large out-of-state financial institutions have entered the New York metropolitan area market.  All are our competitors to varying degrees.  The Company vies with local, regional and national depository financial institutions and other businesses with respect to its lending services and in attracting deposits, including commercial banks, savings banks, insurance companies, credit unions and money market funds.  In addition, during 2007, turmoil in the marketplace has resulted in a number of mortgage companies exiting the market and, therefore, dislocations in the secondary residential mortgage market.  The turmoil in the mortgage market has impacted the global markets as well as the domestic markets and has led to a significant credit and liquidity crisis in the second half of 2007 and continuing into 2008.  These events have led to fewer participants, and thus, less competition in mortgage originations, stricter underwriting standards and wider pricing spreads.

The Company’s current market area, consisting primarily of Nassau and Suffolk Counties in New York and New York City, provides tremendous opportunity for deposit growth and commercial and industrial lending. The Company believes that there are a significant number of small to mid-size businesses in its current market area that seek a locally-based commercial bank that can offer a broad array of financial products and services.  Many of these businesses have been displaced as a result of recent bank  mergers in the area.  Given the variety of financial products and services offered by the Company, its focus on customer service, and its local management, the Company believes that it can better serve the growing needs of both new and existing customers in its current market areas. The new Manhattan branch, staffed by a team of seasoned commercial bankers affords the Company opportunity to capture market share in that attractive market.

The Company’s current markets have attractive per capita income and median household income demographics.  The median household income for Nassau, Suffolk and Queens Counties are $85,994, $76,847 and $51,190, respectively.  Nassau County’s 2007 median household income is the tenth highest in the United States. Although these three counties are mature in terms of population growth, residents of these counties continue to experience favorable income trends.

The Company believes the decline of the local real estate market and the associated downward pressures on the economy will continue throughout 2008. Accordingly, 2008 will continue to be approached with a degree of caution as the Company expects there will be some credit weakness present. The Company will maintain its prudent underwriting and loan portfolio risk management practices as the loan portfolio is expanded in the middle market and commercial real estate areas in the Manhattan market.

Competitive Strengths

State Bancorp believes that the following business strengths differentiate State Bancorp from its peers:

Strong Net Interest Margin.  For the first quarter of 2008 and the year ended December 31, 2007, the Company’s net interest margin was 4.00% and 3.82%, respectively.  The Company’s strong margin results from its relatively stable low-cost deposit base coupled with a business mix which emphasizes high-yielding commercial and industrial loans and commercial mortgages.

Largest Independent Commercial Bank Headquartered on Long Island. The Bank is the largest independent commercial bank headquartered on Long Island, with a network of branches stretching from the Three Village area, located in Suffolk County, to Manhattan.  According to data published by the Federal Deposit Insurance Corporation (the “FDIC”),  based on total deposits as of  June 30, 2007, the Company’s market share in Nassau, Suffolk and Queens Counties was 1.69%, 1.23% and 0.19%, respectively.

Stable Credit Quality.  The Company emphasizes a credit culture based on traditional credit measures and underwriting standards.  The results of the Company’s continued focus on credit quality are evidenced by a ratio of non-performing assets to total loans and leases of 1.1% at March 31, 2008 and 0.56% at December 31, 2007.  The Company recorded net loan recoveries in the quarter ended March 31, 2008 and a net charge-offs to average total loans and leases ratio of 0.61% for the year ended December 31, 2007.  At March 31, 2008 and December 31, 2007, the Company held no other real estate owned (“OREO”) and there were no restructured, accruing loans and leases.

Strong Capital Base.  The Company’s capital ratios exceeded all regulatory requirements at March 31, 2008.  The Bank’s Tier I leverage ratio was 7.80% at March 31, 2008 and 7.43% at December 31, 2007. The Bank’s Tier I risk-weighted ratio was 10.61% at March 31, 2008 and 10.62% at December 31, 2007. The Bank’s total risk-weighted capital ratio was 11.86% at March 31, 2008 and 11.85% at December 31, 2007. Each of these ratios is substantially in excess of the regulatory guidelines, as established by federal banking regulatory agencies, for a “well capitalized” institution, the highest regulatory capital category.

Realignment of Organizational Structure.  During 2007, the Company strengthened its corporate governance and internal controls through the appointment of a General Counsel, Chief Auditor, Comptroller, BSA Officer, Information Security Officer and Security Director.  Additionally the Company has appointed a Chief Marketing and Corporate Planning Officer, a Director of Credit Review and a Chief Information Officer.

The Offering

This prospectus covers the resale by the selling shareholder of the shares of common stock described below:

Common stock offered by Thomas M. O’Brien	248,357
Use of proceeds	All proceeds of this offering will be received by selling shareholder for his own accounts. See “Use of Proceeds” on page 20.
The NASDAQ Global Market Trading Symbol	STBC
Risk Factors
You should read the “Risk Factors” beginning on page 14, as well as other cautionary statements throughout or incorporated by reference in this prospectus, before investing in shares of our common stock.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table sets forth selected historical financial data of State Bancorp.  The selected financial data as of and for each of the last five fiscal years has been derived from the audited financial statements of State Bancorp that are incorporated by reference into this prospectus.

The data may not necessarily be indicative of our future results of operations or financial position and should be read in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the related notes included in our latest annual report on Form 10-K and quarterly report on Form 10-Q.

State Bancorp, Inc. and Subsidiaries
Selected Financial Data
	As of or for the Three Months Ended March 31,		As of or for the Fiscal Year Ended December 31,
	2008	2007	2007	2006	2005	2004	2003
OPERATING RESULTS
Interest income	$25,290,483	$27,708,698	$110,880,378	$106,489,337	$83,420,469	$70,037,106	$64,682,876
Interest expense	$9,729,650	$13,119,450	$50,714,997	$44,252,825	$24,901,496	$12,800,553	$11,534,977
Net interest income	$15,560,833	$14,589,248	$60,165,381	$62,236,512	$58,518,973	$57,236,553	$53,147,899
Provision for loan and lease losses	$1,618,000	$1,574,000	$4,463,500	$2,489,998	$3,650,000	$4,506,000	$3,935,004
Net interest income after provision for loan and lease losses	$13,942,833	$13,015,248	$55,701,881	$59,746,514	$54,868,973	$52,730,553	$49,212,895
Non-interest income	$1,519,112	$1,356,484	$5,376,000	$5,690,766	$5,810,464	$7,050,925	$9,142,923
Operating expenses	$11,129,460	$11,814,798	$51,912,861	$37,626,469	$124,640,683	$41,043,230	$41,089,081
Net income (loss)	$3,000,375	$1,746,700	$6,229,478	$11,493,879	($36,548,251)	$13,376,009	$12,015,173
COMMON SHARE DATA
Basic earnings (loss) per common share (1)	$0.21	$0.13	$0.45	$1.02	($3.32)	$1.24	$1.13
Diluted earnings (loss) per common share (1)	$0.21	$0.13	$0.45	$1.00	($3.32)	$1.20	$1.10
Stock dividends/splits			–	–	20% (2)	5%	5%
Cash dividends per common share (1)	$0.15	–	$0.45	$0.45	$0.55	$0.48	$0.44
FINANCIAL POSITION
Total assets	$1,638,898,453	$1,628,162,492	$1,628,014,414	$1,788,722,476	$1,598,152,513	$1,437,290,967	$1,441,000,363
Total loans and leases (3)	$1,055,634,757	$973,751,073	$1,041,009,396	$983,724,774	$892,021,546	$778,191,228	$711,216,134
Total deposits	$1,274,556,774	$1,419,098,487	$1,329,939,116	$1,566,183,479	$1,411,573,946	$1,269,634,078	$1,216,286,903
Total stockholders' equity	$115,710,452	$105,997,793	$113,637,668	$104,140,510	$56,422,118	$101,049,842	$94,711,522
Weighted average number of common shares outstanding (1) (4)	13,978,310	13,548,051	13,738,101	11,227,278	10,996,601	10,827,816	10,678,935
OTHER DATA
Return on average total assets	0.72%	0.41%	0.37%	0.68%	(2.41%)	0.90%	0.89%
Return on average total stockholders' equity	10.45%	6.66%	5.70%	18.39%	(36.35%)	13.75%	13.18%

Tier I leverage ratio	7.41%	6.32%	7.03%	6.30%	4.30%	7.82%	8.08%
Net interest margin (FTE)	4.00%	3.68%	3.82%	4.01%	4.17%	4.22%	4.31%
Operating efficiency ratio (5)	64.4%	73.0%	77.9% (6)	54.6% (7)	192.5% (8)	64.2%	70.7%
Dividend payout ratio	70.36%	117.38%	100.09%	43.94%	N/M (*)	38.98%	38.68%
Average equity to average assets	6.87%	6.14%	6.63%	3.71%	6.62%	6.56%	6.73%

(1)  Retroactive recognition has been given for stock dividends and splits.
(2)  6 for 5 stock split in 2005 effected in a manner similar to a 20% stock dividend.
(3)  Net of unearned income and before allowance for loan and lease losses.
(4)  Amount used for earnings per common share computation.
(5)  Operating expenses divided by the sum of net interest income (FTE) and other  income (excluding net securities gains/losses)
(6)  Ratio includes $3.1 million of Voluntary Exit Window program expenses, $2.4 million goodwill impairment charge and $1.9 million of legal fees related to the purported shareholder derivative suit.
(7)  Ratio includes $12.1 million reversal of previously accrued IMN-related expenses
(8)  Ratio includes $74.2 million expense accrual related to IMN adverse jury verdict

(*)  N/M - denotes not meaningful.

CAUTIONARY STATEMENT FOR PURPOSES OF THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This prospectus, including information incorporated herein by reference, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Words such as “may,” “could,” “should,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “project,” “is confident that” and similar expressions are intended to identify these forward-looking statements.  These forward-looking statements involve risk and uncertainty and a variety of factors could cause State Bancorp’s actual results and experience to differ materially from the anticipated results or other expectations expressed in these forward-looking statements.  We do not have a policy of updating or revising forward-looking statements except as otherwise required by law, and silence by management over time should not be construed to mean that actual events are occurring as estimated in such forward-looking statements.

State Bancorp’s ability to predict results or the actual effect of future plans or strategies is inherently uncertain.  Factors that could have a material adverse effect on the operations of State Bancorp and its subsidiaries include, but are not limited to, changes in:

•	market interest rates,

•	general economic conditions,

•	legislative/regulatory changes,

•	monetary and fiscal policies of the U.S. Government,

•	the quality and composition of the loan or investment portfolios,

•	demand for loan products,

•	deposit flows,

•	competition,

•	demand for financial services in the Company’s primary trade area,

•	litigation, tax and other regulatory matters,

•	accounting principles and guidelines, and

•	other economic, competitive, governmental, regulatory and technological factors affecting State Bancorp’s operations, pricing and services.

Further information on other factors that could affect State Bancorp is included in the Commission filings incorporated by reference in this prospectus.  See also “Risk Factors” contained herein and therein.

RISK FACTORS

The discussion below highlights some important risks we have identified related to our business and operations and an investment in shares of our common stock, but these should not be assumed to be the only factors that could affect our future performance and condition, financial and otherwise.  We do not have a policy of updating or revising forward-looking statements except as otherwise required by law, and silence by management over time should not be construed to mean that actual events are occurring as estimated in such forward-looking statements.

Prospective investors in our securities should carefully consider the following risk factors as well as the other information contained or incorporated by reference in this prospectus.  If any of the following risks actually occurs, our financial condition and results of operations could be adversely affected.  If this were to happen, the value of our securities could decline, and if you invest in our securities, you could lose all or part of your investment.

Banking laws and regulations could limit our access to funds from the Bank, one of our primary sources of liquidity.

As a bank holding company, one of our principal sources of funds is dividends from our subsidiaries.  These funds are used to service our debt as well as to pay expenses and dividends on our common stock.  Our non-consolidated interest expense on our debt obligations was $0.6 million for the three months ended March 31, 2008 and $2.8 million for the year ended December 31, 2007 and our non-consolidated operating expenses were $0 for the three months ended March 31, 2008 and $16,000 for the year ended December 31, 2007.  State banking regulations limit, absent regulatory approval, the Bank’s dividends to us to the lesser of the Bank’s undivided profits and the Bank’s retained net income for the current year plus its retained net income for the preceding two years (less any required transfers to capital surplus) up to the date of any dividend declaration in the current calendar year.  As a result of the net operating loss we incurred in 2005, from 2005 through 2007 the Bank was required to obtain advance regulatory approval from the Banking Department to pay dividends to the Company.  As of January 1, 2008 the Bank is no longer required to seek regulatory approval from the Banking Department to declare dividends.  As of January 1, 2008, a maximum of approximately $14 million was available to the Company from the Bank according to these limitations.

Federal bank regulatory agencies have the authority to prohibit the Bank from engaging in unsafe or unsound practices in conducting its business.  The payment of dividends or other transfers of funds to us, depending on the financial condition of the Bank, could be deemed an unsafe or unsound practice.

Dividend payments from the Bank would also be prohibited under the “prompt corrective action” regulations of the federal bank regulators if the Bank is, or after payment of such dividends would be, undercapitalized under such regulations.  In addition, the Bank is subject to restrictions under federal law that limit its ability to transfer funds or other items of value to us and our nonbanking subsidiaries, including affiliates, whether in the form of loans and other extensions of credit, investments and asset purchases, or other transactions involving the transfer of value.  Unless an exemption applies, these transactions by the Bank with us are limited to 10% of the Bank’s capital and surplus and, with respect to all such transactions with affiliates in the aggregate, to 20% of the Bank’s capital and surplus.  As of March 31, 2008, a maximum of approximately $28.3 million was available to us from the Bank according to these limitations.  Moreover, loans and extensions of credit to affiliates generally are required to be secured in specified amounts.  A bank’s transactions with its non-bank affiliates also are required generally to be on arm’s-length terms.  We do not have any borrowings from the Bank and do not anticipate borrowing from the Bank in the future.

Accordingly, we can provide no assurance that we will receive dividends or other distributions from the Bank and our other subsidiaries.

Our other primary source of funding is our Dividend Reinvestment and Stock Purchase Plan (“DRP”), which allows existing stockholders to reinvest cash dividends in our common stock and/or to purchase additional shares through optional cash investments on a quarterly basis.  Shares are purchased at up to a 5% discount from the current market price under either plan option.  No assurance can be given that we will continue the DRP or that stockholders will make purchases in the future.

Commercial real estate and commercial business loans expose us to increased lending risks.

Commercial real estate and commercial and industrial loans comprise the majority of our loan portfolio.  At March 31, 2008, our portfolio of commercial and industrial loans totaled approximately $361 million and our commercial real estate loans amounted to approximately $432 million, in comparison to total loans of $1.1 billion.  Commercial loans generally expose a lender to greater risk of non-payment and loss than non-commercial loans because repayment of commercial loans often depends on the successful operation and cash flow of the borrowers.  Such loans also typically involve larger loan balances to single borrowers or groups of related borrowers compared to non-commercial loans.  Consequently, an adverse development with respect to a commercial real estate loan or commercial business loan can expose us to a significantly greater risk of loss compared to an adverse development with respect to a non-commercial loan.  Commercial real estate loans may present special lending risks and may expose lenders to unanticipated earnings and capital volatility due to adverse changes in the general commercial real estate market.

Our results of operations are affected by economic conditions in the New York metropolitan area and nationally.

Our operations are located almost entirely in New York, with close to 100% of our loan portfolio as of March 31, 2008 derived from operations in Nassau, Suffolk, Queens and New York counties.  As a result of this geographic concentration, our results of operations largely depend upon economic conditions in this area.

There has been a deterioration in the real estate market on a nationwide basis, which has resulted in a decline of residential real estate values in the New York metropolitan area.  Decreases in real estate values could adversely affect the value of property used as collateral for our loans.  No assurance can be given that the original appraised values are reflective of current market conditions. The second half of 2007 and first quarter of 2008 were highlighted by significant disruption and volatility in the financial and capital marketplaces.  This turbulence has been attributable to a variety of factors, including the fallout associated with the subprime mortgage market.  One aspect of this fallout has been significant deterioration in the activity of the secondary residential mortgage market.  The disruptions have been exacerbated by the continued decline of the real estate and housing markets along with significant mortgage loan related losses incurred by many lending institutions.  The turmoil in the mortgage market has impacted the global and domestic markets and has led to a significant decline in economic growth during the second half of 2007 and the first quarter of 2008 and a national economy bordering on recession.

Adverse changes in the economy caused by inflation, recession, unemployment or other factors beyond our control may also have a negative effect on the ability of our borrowers to make timely loan payments, which would have an adverse impact on our earnings. Consequently, deterioration in economic conditions, particularly in the New York metropolitan area, could have a material adverse impact on the quality of our loan portfolio, which could result in an increase in delinquencies causing a decrease in our interest income, as well as an adverse impact on our loan loss experience, causing an increase in our allowance for loan losses.  Such deterioration could also adversely impact the demand for our products and services, and, accordingly, our results of operations.

The Bank makes various assumptions and judgments about the collectibility of our loan and lease portfolio and provides an allowance for loan and lease losses based on a number of factors.  If, due to unforeseen and/or uncontrollable circumstances, there are changes to the variables upon which our assumptions are made, the allowance for loan and lease losses may not be sufficient to cover our losses and could require us to charge-off a higher percentage of our loans and leases and/or increase our allowance for loan and lease losses, which would reduce our income.  During 2007, we experienced an increase in non-performing loans and net loan charge-offs.  No assurance can be given that these conditions will improve or will not worsen or that such conditions will not result in a further increase in delinquencies, causing a decrease in our interest income, or continue to have an adverse impact on our loan loss experience, causing an increase in our allowance for loan and lease losses.

Recent purported shareholder derivative litigation against the Company and our directors and officers may result in a material additional expense to the Company and cause our directors and officers to devote substantial time and attention to the defense of the litigation.

On July 18, 2007, the Company was served with a Summons and Complaint in a purported shareholder derivative lawsuit, filed in the Supreme Court of the State of New York, County of Nassau (Index No. 07-012411) by Ona Guthartz, First Wall Securities, Inc. and Alan Guthartz as custodian for Jason Guthartz, identifying themselves as shareholders of the Company and purporting to act on behalf of the Company, naming the Company as a nominal defendant and certain of the Company’s current and former directors and officers as defendants.  The lawsuit alleges, among other things, (1) that the defendant directors and officers breached their fiduciary duty to the Company in connection with the Company’s previously disclosed dealings with Island Mortgage Network, Inc. (“IMN”) and the resulting litigation in the United States District Court for the Eastern District of New York (the “IMN Matter”) and (2) that the directors engaged in corporate waste by awarding bonuses to certain officers who had responsibility for the IMN relationship and by offering a voluntary exit window program to those same officers, each of which have been previously disclosed by the Company.  An amount of damages was not specified in the Complaint.  At the Company’s Board of Directors meeting held on July 24, 2007, a Special Litigation Committee of the Board of Directors was established to examine the merits of the allegations made in the lawsuit.  The current members of the Special Litigation Committee are Nicos Katsoulis and the Honorable John J. LaFalce.

The lawsuit is pending.  The directors and officers subject to the lawsuit may, subject to certain conditions, be entitled to indemnification by the Company for all or a portion of any expenses or losses incurred by such directors and officers in connection with the lawsuit.  While the outcome of this lawsuit cannot be predicted or determined, the potential expenses, including possible indemnification costs, associated with the litigation may be material.  For the three months ended March 31, 2008 and for the twelve months ended December 31, 2007, the Company incurred $1.1 million and $1.9 million, respectively, in legal expenses related to this lawsuit.  All costs incurred to date have been recognized in the Company’s financial statements. At March 31, 2008, there has been no accrual established for any liability that may arise from this matter, nor has any receivable been established for potential insurance reimbursement of bills incurred to date.

On June 12, 2008, all parties to the lawsuit executed a non-binding settlement agreement that would dispose of the lawsuit.  On June 16, 2008, Judge Ira B. Warshawsky, J.S.C. signed an Order of Preliminary Approval of Settlement and Form of Notice (“Preliminary Order”) with regard to the Stipulation of Settlement among the parties.  A notice regarding the proposed settlement was mailed to all shareholders on June 20, 2008.  The Preliminary Order is subject to final determination by the court as to the fairness, reasonableness and adequacy of the Stipulation of Settlement.  A fairness hearing is scheduled for August 5, 2008 before Judge Ira B. Warshawsky at the Supreme Court of the State of New York, Nassau County.  Final terms of the settlement will be disclosed once a binding settlement agreement is entered into by all parties.

Changes in economic conditions or interest rates may negatively affect our earnings, capital and liquidity.

The results of operations for financial institutions, including the Bank, may be materially adversely affected by changes in prevailing local and national economic conditions, including declines in real estate market values, rapid increases or decreases in interest rates and changes in the monetary and fiscal policies of the federal government.  Our profitability is heavily influenced by the spread between the interest rates earned on investments and loans and the interest rates paid on deposits and other interest-bearing liabilities.  Like most banking institutions, our net interest spread and margin will be affected by general economic conditions and other factors that influence market interest rates and our ability to respond to changes in such rates.  At any given time, our assets and liabilities may be affected differently by a change in interest rates.  We expect that interest rate spreads will continue to tighten due to competitive pressures, resulting in a narrowing of our interest rate margin on most loan and lease offerings. Funding costs are expected to rise slightly during 2008 as competitive pressures are expected to push up deposit rates and the continued disintermediation of low cost core deposit balances into CD products remains a factor. We expect that, notwithstanding the shape of the yield curve, our net interest margin may decline modestly in 2008 from current levels.  Should the economy experience a prolonged slowdown resulting in the Federal Reserve lowering interest rates further, we may experience a more significant decline in our net interest margin.

Strong competition within our market areas could hurt our profits and slow growth.

The New York metropolitan area has a high density of financial institutions, a number of which are significantly larger and have greater financial resources than we have, including access to capital, and as such, may have higher lending limits and may offer other services not offered by us.  Additionally over the past several years, various large out-of-state financial institutions have entered the New York metropolitan area market.  All are our competitors to varying degrees.

We face intense competition in making loans and attracting deposits.  Our competition for loans, both locally and nationally, comes principally from commercial banks, savings banks, insurance companies, credit unions and money market funds.  Also, as a result of the deregulation of the financial industry, we also face competition from other providers of financial services such as corporate and government securities funds as well as from other financial intermediaries such as brokerage firms and insurance companies.

Changes in banking laws could have a material adverse effect on us.

We are extensively regulated under federal and state banking laws and regulations that are intended primarily for the protection of depositors, federal deposit insurance funds and the banking system as a whole.  In addition, we are subject to changes in federal and state tax laws as well as changes in banking and credit regulations, accounting principles and governmental economic and monetary policies.  We cannot predict whether any of these changes may materially adversely affect us.  Federal and state banking regulators also possess broad powers to take enforcement actions as they deem appropriate. These enforcement actions may result in higher capital requirements, higher insurance premiums, limitations on our activities, the timing and amount of dividend payments, the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes, that could have a material adverse effect on our business and profitability.  In addition, we must comply with significant anti-money laundering and anti-terrorism laws.  Government agencies have substantial discretion to impose significant monetary penalties on institutions which fail to comply with these laws.

We continually encounter technological change, and may have fewer resources than our competitors to continue to invest in technological improvements.

The banking industry is undergoing rapid technological change with frequent introductions of new technology-driven products and services.  In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs.  Our future success will depend, in part, on our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience as well as create additional efficiencies in our operations.  Many competitors have substantially greater resources to invest in technological improvements.  There can be no assurance that we will be able to effectively implement new technology-driven products and services or be successful in marketing such products and services to our customers.

Risks Related to an Investment in Our Common Stock

We may issue additional shares of common stock or equity derivative securities that will dilute the percentage ownership interest of existing shareholders and may dilute the book value per share of our common stock and adversely affect the terms on which we may obtain additional capital.

Our authorized capital includes 20,000,000 shares of common stock and 250,000 shares of preferred stock.  At March 31, 2008, we had 14,252,644 shares of common stock outstanding and no preferred shares outstanding.  As of March 31, 2008, we had 468,681 shares underlying options that are exercisable at an average price of $15.02 per share.  Subject to applicable NASDAQ rules, our board generally has the authority, without action by or vote of the shareholders, to issue all or part of any authorized but unissued shares of common stock for any corporate purpose, including issuance of equity-based incentives under or outside of our Equity Compensation plan.  We may seek additional equity capital in the future as we develop our business and expand our operations.  Any issuance of additional shares of common stock or equity derivative securities (other than pro-rata to our existing shareholders) may dilute the percentage ownership interest of some or all of our shareholders and may dilute the book value per share of our common stock.  Shares we issue in connection with this offering will increase the total number of outstanding shares and dilute the percentage ownership interest of our existing shareholders.

Our directors, executive officers and employee stock ownership plan own a substantial amount of our common stock and may significantly impact the outcome of future shareholder votes even after the sale of the common stock  offered hereby.

As of February 29, 2008, our executive officers and directors and their family members together beneficially owned approximately 8.69% of the issued and outstanding shares of our common stock (including shares issuable upon exercise of options that are or may become exercisable within 10 days of such date).  In addition, as of March 20, 2008, our employee stock ownership plan beneficially owned approximately 9.44% of the issued and outstanding shares of our common stock, other than those shares held by our executive officers and directors.  As a result, these persons, including employees who are participants in our employee stock ownership plan, have the ability to exert significant influence over various matters, including the election of directors, changes in the size and composition of the board of directors, and mergers and other business combinations or strategic transactions involving our company.  In addition, the concentration of voting power in the hands of those individuals, as well as the anti-takeover provisions contained in our certificate of incorporation, could have the effect of delaying or preventing a change of control of our company, even if the change of control would benefit our other stockholders.  A perception in the investment community of an anti-takeover environment at our company could cause investors to value our stock lower than in the absence of such a perception.

Future sales of our stock by our shareholders or the perception that those sales could occur may cause our stock price to decline.

Although our common stock is listed for trading on the NASDAQ Global Market, the trading volume in our common stock is lower than that of other larger financial services companies.  A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of our common stock at any given time.  This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control.  Given the relatively low trading volume of our common stock, significant sales of our common stock in the public market, or the perception that those sales may occur, could cause the trading price of our common stock to decline or to be lower than it otherwise might be in the absence of those sales or perceptions.

Volatility of our stock price may result in losses to our investors and litigation against us.

Stock price volatility may make it more difficult for you to resell your common stock when you want and at prices you find attractive.  Our stock price can fluctuate significantly in response to a variety of factors discussed in this section and in the periodic reports we file with the Commission, including, among other things:

•	Actual or anticipated variations in our historic or projected results of operations;

•	Reports by securities analysts on us, our competitors or the banking industry in general;

•	Operating and stock price performance of other companies that investors deem comparable to our company;

•	News reports relating to trends, concerns and other issues in the financial services industry; and

•	Perceptions in the marketplace regarding us and/or our competitors.

Moreover, in the past, securities class action lawsuits have been instituted against companies following periods of volatility in the market price of its securities.  We could in the future be the target of similar litigation.  Securities litigation could result in substantial costs and divert management’s attention and resources from our normal business.

The exercise of outstanding stock options issued to our executive officers and employees may result in dilution of your ownership and adversely affect the terms on which we can obtain additional capital.

As of March 31, 2008, we had outstanding options to purchase 468,681 shares of our common stock at a weighted average exercise price of $15.02 per share.  All of these options are held by our executive officers and employees.  Also, on March 31, 2008, 405,777 shares were reserved for possible issuance of awards of options and restricted stock.  The issuance of restricted stock and/or shares subject to options will result in dilution of your ownership of our common stock.

Our ability to pay cash dividends is limited, and we may be unable to pay future dividends even if we desire to do so.

Our ability to pay cash dividends may be limited by regulatory restrictions, by the Bank’s ability to pay cash dividends to our holding company and by our need to maintain sufficient capital to support our operations.  The ability of the Bank to pay cash dividends to our holding company is limited by its obligations to maintain sufficient capital and by other restrictions on its cash dividends that are applicable to New York State commercial banks and banks that are regulated by the FDIC.  If the Bank is not permitted to pay cash dividends to our holding company, it is unlikely that we would be able to pay cash dividends on our common stock.  See “Risk Factors – Banking laws and regulations could limit our access to funds from the Bank, our primary source of liquidity” on page 14.

USE OF PROCEEDS

All net proceeds from the sale of shares of our common stock being offered under this prospectus will go to the selling shareholder.  Accordingly, we will not receive any proceeds from sales of these shares.

SELLING SHAREHOLDER

This prospectus covers the offer and sale by the selling shareholder of up to an aggregate of 248,357 shares of common stock.  The following table sets forth to our knowledge, certain information about the selling shareholder as of March 31, 2008, based on information furnished to us by the selling shareholder.  The selling shareholder has indicated to us that neither he nor any of his affiliates has held any position or office or had any other material relationship with us in the past three years except as described in the footnotes to the table.  All of the shares of common stock being offered under this prospectus were or may in the future be acquired by the selling shareholder in connection with the Employment Agreement.

Beneficial ownership is determined in accordance with the rules of the Commission and includes voting or investment power with respect to the securities.  To our knowledge, except as indicated by footnote, and subject to community property laws where applicable, the person named in the table below has sole voting and investment power with respect to all shares of common stock shown as beneficially owned by him.  Percentage of beneficial ownership is based on 14,252,644 shares of common stock outstanding as of March 31, 2008.  Shares shown as beneficially owned after the offering assume that all shares being offered are sold.  Since the date the selling stockholder provided information regarding his ownership of the shares, he may   have sold, transferred or otherwise disposed of all or a portion of its shares of common stock in transactions exempt from the registration requirements of the Securities Act.  Information concerning the selling stockholder may change from time to time and, when necessary, any changed information will be set forth in a prospectus supplement to this prospectus.

The shares of common stock being offered under this prospectus may be offered for sale from time to time during the period the registration statement of which this prospectus is a part remains effective, by or for the accounts of the selling shareholder named below.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned Prior to the Offering		Shares of Common Stock Being Offered	Shares of Common Stock Beneficially Owned After the Offering
	Number	Percentage		Number	Percentage
Thomas M. O'Brien*	244,282	1.71%	248,357	244,282	1.71%

___________

* President,  Chief Executive Officer and Director of the Company.

PLAN OF DISTRIBUTION

The selling shareholder and any of his pledgees, donees, assignees and successors-in-interest may, from time to time, sell in one or more transactions, any or all of his shares of our common stock referred to in this prospectus on any stock exchange, market or trading facility on which the shares are traded or in private transactions.  These sales may be at fixed prices, at prevailing prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices.  The selling shareholder may use any one or more of the following methods when disposing of shares:

•
transactions on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale, including the NASDAQ Global Market, on which our common stock is listed for trading;

•	transactions otherwise than on these exchanges or systems;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	sales to a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	transactions to cover short sales made after the date that the registration statement, of which this prospectus is a part, is declared effective by the Commission;

•	broker-dealers may agree with the selling shareholder to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling shareholder may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling shareholder may arrange for other broker-dealers to participate in sales.  Broker-dealers may receive commissions or discounts from the selling shareholder (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated.  These commissions and discounts may be in excess of those customary in the types of transactions involved to the extent permitted by applicable law.

In connection with sales of the shares of common stock or otherwise, the selling shareholder may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume.  The selling shareholder may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales.  The selling shareholder may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling shareholder may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of common stock from time to time under a supplement or amendment to this prospectus that lists the pledgee, transferee or other successors in interest as selling shareholder.

If sales of shares offered under this prospectus are made to broker-dealers as principals, such broker-dealers would be “underwriters” within the meaning of the Securities Act and we would be required to file a post-effective amendment to the registration statement of which this prospectus is a part.  In the post-effective amendment, we would be required to disclose the names of any participating broker-dealers and the compensation arrangements relating to such sales.

To the extent the selling shareholder and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.  Any broker-dealers or agents that are deemed to be underwriters may not sell shares offered under this prospectus unless and until we set forth the names of the underwriters and the material details of their underwriting arrangements in a supplement to this prospectus or, if required, in a replacement prospectus included in a post-effective amendment to the registration statement of which this prospectus is a part.  If a selling shareholder uses this prospectus for any sale of shares of our common stock, it will be subject to the prospectus delivery requirements of the Securities Act.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers.

The selling shareholder and any other persons participating in the sale or distribution of the shares offered under this prospectus will be responsible for complying with the applicable provisions of the Exchange Act and the rules and regulations promulgated thereunder including, without limitation, Regulation M, as applicable.  These provisions may restrict activities of, and limit the timing of purchases and sales of any of the shares by, the selling security holders or any other person.  Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and other activities with respect to those securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions.  All of these limitations may affect the marketability of the shares.

If any of the shares of common stock offered for sale pursuant to this prospectus are transferred other than pursuant to a sale under this prospectus, then subsequent holders could not use this prospectus until a post-effective amendment or prospectus supplement is filed, naming such holders.  We offer no assurance as to whether any of the selling security holders will sell all or any portion of the shares offered under this prospectus.

We are required to pay all fees and expenses incident to the registration of the shares, estimated to be $20,159.80 in total, including, without limitation, filing fees and expenses in compliance with state securities or “blue sky” laws but we will not receive any proceeds from the sale of the common stock.  However, the selling shareholder will pay all discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of securities.

LEGAL MATTERS

The validity of the shares is being passed upon by Thacher Proffitt & Wood LLP, New York, New York.

EXPERTS

The consolidated financial statements incorporated in this prospectus, by reference from State Bancorp, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2007, and the effectiveness of State Bancorp’s control over financial reporting as of December 31, 2007, have been audited by Crowe Chizek and Company LLC, an independent registered public accounting firm, as stated in their reports.  Such reports are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

PART II

Item 3. Incorporation of Documents by Reference.

The following documents which have been filed with the Commission by the Registrant, are incorporated by reference:

(1)	Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed with the Commission on March 17, 2008 (File No. 001-14783);

(2)	Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, filed with Commission on May 12, 2008 (File No. 001-14783);

(3)
Registrant’s Current Reports on Form 8-K dated January 30, 2008, January 31, 2008, March 12, 2008, March 26, 2008, April 10, 2008, April 30, 2008, May 2, 2008, June 3, 2008, June 18, 2008 and July 30, 2008 (excluding, in each case, information or documents furnished but not filed therewith) (File No. 001-14783); and

(4)	The description of Registrant’s Common Stock contained in Registrant’s Registration Statement on Form 8-A, dated January 26, 1999 (File No. 001-14783).

All documents subsequently filed by the Registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all Common Stock offered hereby has been sold or which deregisters all Common Stock then remaining unsold, shall be deemed to be incorporated by reference into this registration statement and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement contained herein or in any document which is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

Item 4. Description of Securities.

Not applicable.

Item 5. Interests of Named Experts and Counsel.

Not applicable

Item 6. Indemnification of Directors and Officers.

The Company’s Bylaws provide, in effect, that it will indemnify each of its directors, officers and employees, and any director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise serving at its request who was or is a party or is threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact of such person’s duties to or on our behalf, to the fullest extent permitted by the New York Business Corporation Law.

With certain limitations, a director or officer of a corporation organized under the New York Business Corporation Law is entitled to indemnification by the corporation against reasonable expenses, including attorneys fees, incurred by him in connection with the defense of a civil or criminal proceeding to which he has been made, or has threatened to be made, a party by reason of the fact that he was such director or officer. In certain circumstances, indemnity is provided against judgments, fines and amounts to be paid in settlement.  Specific court approval is required in some cases.  The foregoing is subject to the detailed provisions of the New York Business Corporation Law.

In addition, the registrant has purchased insurance policies which provide coverage for its directors and officers in certain situations where the registrant cannot directly indemnify such directors or officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Exemption from Registration Claimed.

Not applicable.

Item 8. Exhibits.

4.1
Amended and Restated Employment Agreement of Thomas M. O’Brien dated as of December 10, 2007 (incorporated by reference to Exhibit 10 (m)(iii) to Registrant’s Annual Report on Form 10-K for the year ended December 31, 2007 and filed on March 17, 2008 (File No. 001-14783).

4.2
Restricted Stock Award Agreement dated as of November 21, 2006 by and between the Registrant and Thomas M. O’Brien ( incorporated by reference to Exhibit 10 (m)(2) to the Registrant’s Current Report on Form 8-K/A filed on November 21, 2006 (File No. 001-14783).

4.3
Non-Qualified Stock Option Agreement dated as of November 13, 2006 by and between the Registrant and Thomas M. O’Brien (incorporated by reference to Exhibit 10 (m)(i) to the Registrant’s Current Report on Form 8-K filed on November 15, 2006 (File No. 001-14783).

4.4
Certificate of Incorporation of State Bancorp, Inc., as adopted on November 18, 1985, as corrected on January 29, 1986 and as amended on May 9, 1996, each incorporated by reference to Exhibits 3.1.1, 3.1.2 and 3.1.3 to the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006, filed on August 9, 2006 (File No. 001-14783).

4.5
Amended and Restated Bylaws of State Bancorp, Inc., as amended effective as of September 23, 1997 and as further amended on April 29, 2003 and June 26, 2007, incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on June 28, 2007 (File No. 001-14783).

5	Opinion of Thacher Proffitt & Wood LLP, counsel for the Registrant, as to the legality of the shares being registered.

23.1	Consent of Crowe Chizek and Company LLC.

23.2	Consent of Thacher Proffitt & Wood LLP (included in Exhibit 5 hereof).

24	Power of Attorney

Item 9. Undertakings.

A.	Rule 415 offering. The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:
(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (A)(1)(i) and (A)(1)(ii) do not apply if the registration statement is on Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)           That, for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of the securities:

The Registrant undertakes that in a primary offering of securities of the Registrant pursuant to this registration statement, regardless of the underwriting methods used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

 (i)           Any preliminary prospectus or prospectus of the Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)           Any free writing prospectus relating to the offering prepared by or on behalf of the Registrant or used or referred to by the Registrant;

(iii)           The portion of any other free writing prospectus relating to the offering containing material information about the Registrant or its securities provided by or on behalf of the Registrant; and

(iv)           Any other communication that is an offer in the offering made by the Registrant to the purchaser.

B. Filings incorporating subsequent Exchange Act documents by reference. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C. Incorporated annual and quarterly reports. The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

D. Filing of registration on Form S-8. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant for expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Hamlet of Jericho, State of New York, on July 31, 2008.

State Bancorp, Inc.

By: /s/Thomas M. O’Brien
President and Chief Executive
Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, and any rules and regulations promulgated thereunder, this Registration Statement, has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
* Thomas M. O’Brien	President, Chief Executive Officer and Director (Principal Executive Officer)	July 31, 2008
/s/ Brian K. Finneran Brian K. Finneran	Chief Financial Officer (Principal Financial and Accounting Officer)	July 31, 2008
* Thomas E. Christman	Director	July 31, 2008
* Arthur Dulik, Jr.	Director	July 31, 2008
* Nicos Katsoulis	Director	July 31, 2008
* John J. LaFalce	Director	July 31, 2008
* K. Thomas Liaw	Director	July 31, 2008
* Gerald J. McKeon	Director	July 31, 2008
* Joseph F. Munson	Director	July 31, 2008
* John F. Picciano	Director	July 31, 2008
* Suzanne H. Rueck	Director	July 31, 2008
* Andrew J. Simons	Director	July 31, 2008
* Jeffrey S. Wilks	Director	July 31, 2008

*By:   /s/ Brian K. Finneran
           Brian K. Finneran
           Attorney-in-fact
           July 31, 2008

EXHIBIT INDEX

Exhibit Number	Description
4.1
Amended and Restated Employment Agreement of Thomas M. O’Brien dated as of December 10, 2007 (incorporated by reference to Exhibit 10 (m)(iii) to Registrant’s Annual Report on Form 10-K for the year ended December 31, 2007 and filed on March 17, 2008 (File No. 001-14783)

4.2
Restricted Stock Award Agreement dated as of November 21, 2006 by and between the Registrant and Thomas M. O’Brien ( incorporated by reference to Exhibit 10 (m)(2) to the Registrant’s Current Report on Form 8-K/A filed on November 21, 2006 (File No. 001-14783)

4.3
Non-Qualified Stock Option Agreement dated as of November 13, 2006 by and between the Registrant and Thomas M. O’Brien (incorporated by reference to Exhibit 10 (m)(i) to the Registrant’s Current Report on Form 8-K filed on November 15, 2006 (File No. 001-14783)

4.4
Certificate of Incorporation of State Bancorp, Inc., as adopted on November 18, 1985, as corrected on January 29, 1986 and as amended on May 9, 1996, each incorporated by reference to Exhibits 3.1.1, 3.1.2 and 3.1.3 to the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006, filed on August 9, 2006 (File No. 001-14783)

4.5
Amended and Restated Bylaws of State Bancorp, Inc., as amended effective as of September 23, 1997 and as further amended on April 29, 2003 and June 26, 2007, incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on June 28, 2007 (File No. 001-14783)

5	Opinion of Thacher Proffitt & Wood LLP, counsel for the Registrant, as to the legality of the shares being registered
23.1	Consent of Crowe Chizek and Company LLC
23.2	Consent of Thacher Proffitt & Wood LLP (included in Exhibit 5 hereof)
24	Power of Attorney